SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO-T/A

Amendment No. 2

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Golden Telecom, Inc.

(Name of Subject Company—(Issuer))

Lillian Acquisition, Inc.

(Name of Filing Person—(Offeror))

VimpelCom Finance B.V.

Open Joint Stock Company “Vimpel-Communications”

(Translation of filing persons’s name into English)

(Names of Filing Person(s)—(Other Person(s)))

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

38122G107

(CUSIP Number of Class of Securities)

Open Joint Stock Company “Vimpel-Communications”

10 Ulitsa 8-Marta, Building 14

Moscow, Russian Federation 127083

Attention: Jeffrey D. McGhie, Esq.

Telephone: (7) 495-725-0700

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

Copy to:

Patrick J. Dooley, Esq. Akin Gump Strauss Hauer & Feld LLP 590 Madison Avenue New York, New York 10022 Telephone: (212) 872-1000	Daniel G. Walsh, Esq. Akin Gump Strauss Hauer & Feld City Point, Level 32 One Ropemaker Street London, England EC2Y 9AW Telephone: (44) 20-7012-9600

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$4,404,572,360	$173,139

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 40,365,495 shares of common stock, par value $0.01 per share, at $105.00 per share. The transaction value also includes the offer price of $105.00 multiplied by 1,592,337, the number of options and other company equity awards to purchase shares that are currently outstanding.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction valuation by 0.0000393.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $173,139

Filing Party: Lillian Acquisition, Inc., VimpelCom Finance B.V. and Open Joint Stock Company “Vimpel-Communications”

Form or registration No.: Schedule TO-T

Date Filed: January 18, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission (the “SEC”) on January 18, 2008 (as heretofore amended, the “Schedule TO”), on behalf of Lillian Acquisition, Inc., a Delaware corporation (“Merger Sub”), VimpelCom Finance B.V., a private company with limited liability incorporated under the laws of The Netherlands (“Parent”) and Open Joint Stock Company “Vimpel-Communications”, an open joint stock company formed under the laws of Russia (“VimpelCom”), relating to the offer by Merger Sub to purchase any and all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Golden Telecom, Inc. (the “Company”) at a purchase price of $105.00 net per share in cash without interest (and less any amounts required to be deducted and withheld under any applicable law), upon the terms and subject to the conditions set forth in the offer to purchase dated January 18, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal, as they may be supplemented or amended from time to time. Items not amended remain unchanged, and capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Offer to Purchase.

As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 2, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of this Amendment as set forth herein. You should read this Amendment No. 2 to Schedule TO together with the Schedule TO filed on January 18, 2008 and all other previous amendments thereto.

The Schedule TO is amended supplementally by the following amendments to the Offer to Purchase:

Item 11.	Additional Information.

1.	SUMMARY TERM SHEET—Can the Offer Be Extended and Under What Circumstances?; THE TENDER OFFER—1. Terms of the Offer; Expiration Date; THE TENDER OFFER—12. Certain Legal Matters; Required Regulatory Approvals and other Foreign Approvals—(a) Russian Corporate Approvals of VimpelCom’s Financing.

The above referenced sections of the Offer to Purchase are amended to add the following:

“VimpelCom has determined, based on VimpelCom’s balance sheet as of December 31, 2007, that the approval of VimpelCom’s shareholders is not required in order for VimpelCom to enter into definitive documentation for the intercompany loan from VimpelCom to Merger Sub in an amount up to $4.15 billion. On February 4, 2008, the VimpelCom board of directors unanimously approved the intercompany loan from VimpelCom to Merger Sub in an amount up to $4.15 billion, which, when combined with the $200 million on deposit in the Escrow Account and Collateral Control Account, is sufficient to consummate the Offer and the Merger. As a result, the “Financing Documentation Deadline” is February 28, 2008, unless otherwise agreed with the Company.”

2.	SUMMARY TERM SHEET—Have any Stockholders Agreed to Tender Their Shares?; SPECIAL FACTORS—Purpose and Reasons of Telenor; THE TENDER OFFER—7. Certain Information Concerning the Company—Intent to Tender.

The above referenced sections of the Offer to Purchase are amended to add the following:

“In Amendment No. 5 to its Schedule 13D and Amendment No. 1 to its Schedule 13E-3, each filed with the SEC on February 5, 2008, Telenor (and certain of its affiliates) publicly disclosed that it has decided to tender all of its shares of the Company’s common stock to Merger Sub pursuant to the Offer and has tendered these shares into the Offer, subject to the right, exercisable in its sole discretion, to withdraw the shares of the Company’s common stock so tendered prior to the expiration of the Offer, in accordance with the terms of the Offer.”

3.	SUMMARY TERM SHEET—Have any Stockholders Agreed to Tender Their Shares?; SPECIAL FACTORS—Purpose and Reasons of Altimo; THE TENDER OFFER—7. Certain Information Concerning the Company—Intent to Tender.

The above referenced sections of the Offer to Purchase are amended to add the following:

“In Amendment No. 15 to its Schedule 13D and Amendment No. 1 to its Schedule 13E-3, each filed with the SEC on February 6, 2008, Altimo (and certain of its affiliates) publicly disclosed that Sunbird has tendered all of its shares of common stock of the Company pursuant to the terms of the Offer. Sunbird has reserved the right to withdraw the shares of common stock of the Company tendered by it until the expiration of the Offer.”

4.	SPECIAL FACTORS—Certain Relationships Between Parent, Merger Sub, VimpelCom and the Company—(a) Transactions with Related Persons—Agreements with Alfa Group.

The above referenced section of the Offer to Purchase is amended to add the following:

“The following information was included in Amendment No. 1 to the Company’s 14D-9 filed with the SEC on February 6, 2008. The Company has begun to explore strategic alternatives with regard to its investment in ZAO Cortec and, in that regard, has engaged in preliminary discussions with Inure Enterprises Limited (“Inure”), the owner of the forty-nine percent (49%) interest in ZAO Cortec that is not already owned by the Company and a holder of approximately 8% of the outstanding shares of common stock of the Company, regarding a potential acquisition by the Company of some or all of the interest in ZAO Cortec held by Inure that is not already owned by the Company. Such a transaction would be in lieu of the Company’s current contractual commitment (subject to market conditions and regulatory approvals) to proceed with an initial public offering of at least 10% of the issued and outstanding shares of ZAO Cortec by the end of 2008. As of the date hereof, no agreement has been reached with Inure with respect to the terms of any such transaction and there can be no assurance that an agreement will be reached or of the timing of any such transaction. In furtherance of these discussions, the Company has entered into an agreement with ABH Financial Limited, an entity organized under the laws of the British Virgin Islands and an affiliate of Altimo (“ABH”), pursuant to which ABH will serve as the Company’s exclusive financial adviser with respect to the potential transaction, effective upon and subject to the approval of the engagement by the Company board of directors. The engagement letter provides for the payment to ABH of a $300,000 fee following completion of a valuation of ZAO Cortec and fees of up to $4,200,000 upon the successful completion of a transaction, and also provides for the reimbursement of expenses. The Company board of directors will consider the engagement of ABH following review and recommendation by the Audit Committee of the Company board of directors.”

5.	THE TENDER OFFER—11. Certain Conditions to the Offer.

The third-to-last paragraph is hereby amended to delete the following:

“(including any action or inaction by Merger Sub, Parent or any affiliate of Parent)”

6.	THE TENDER OFFER—11. Certain Conditions to the Offer.

The above referenced section of the Offer to Purchase is amended to add the following:

“The Company has advised the Filing Persons that on January 31, 2008, the Company received the requisite waiver under the Term Facility Agreement, subject to entry into a subordination agreement, with effect from the date on which the Merger takes effect, with respect to the Intercompany Financing on terms satisfactory to a majority of lenders.”

7.	THE TENDER OFFER—12. Certain Legal Matters; Required Regulatory Approvals and other Foreign Approvals—Regulatory Approvals.

The fourth paragraph under this heading is hereby amended and replaced with the following:

“Ukraine. Affiliates of Merger Sub and the Company conduct business in Ukraine. Ukrainian antimonopoly law requires that acquisitions involving parties with aggregate worldwide and Ukrainian assets or sales that exceed specified thresholds be approved by the Antimonopoly Committee of Ukraine (the “AMC”) before such acquisitions can be consummated. Merger Sub’s application on the proposed acquisition of and merger with the Company and consequent indirect acquisition of certain affiliates of the Company in Ukraine was approved by the AMC as of January 26, 2008.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated February 6, 2008

LILLIAN ACQUISITION, INC.

By:	/s/ Alexey Nikonov
	Name:	Alexey Nikonov
	Title:	Treasurer and Secretary

VIMPELCOM FINANCE B.V.

By:	/s/ Dmitry Afinogenov
	Name:	Dmitry Afinogenov
	Title:	Managing Director

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No	Description

(a)(1)(A)	Offer to Purchase, dated January 18, 2008.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(G)	Summary Advertisement as published on January 18, 2008.*

(a)(2)(A)	“Item 3. Past Contracts, Transactions, Negotiation and Agreements--Conflicts of Interest--Agreements with Current Executive Officers, Directors and Affiliates of the Company” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(B)	“Item 3—Past Contracts, Transactions, Negotiation and Agreements--Conflicts of Interest--Agreements between the Company and Parent and Merger Sub and their Affiliates” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(C)	“Item 4. The Solicitation or Recommendation” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008, in connection with the Offer).

(a)(2)(D)	“Annex II—Stock Ownership of Certain Beneficial Owners and Management” of the Schedule 13E-3 filed by the Company on January 18, 2008 (incorporated by reference to the Schedule 13E-3 filed by the Company on January 18, 2008, in connection with the Offer).

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint press release issued by the Company and VimpelCom dated December 21, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 21, 2007).

(a)(5)(B)	Press release issued by VimpelCom announcing the commencement of the tender offer, dated January 18, 2008.*

(a)(5)(C)	Presentation of VimpelCom’s management to the shareholders of VimpelCom dated January 28, 2008.**

(b)(1)	Amended and Restated $41.4 million Unsecured Loan Agreement, dated December 21, 2007 between VimpelCom and Merger Sub.*

(b)(2)	$4.35 billion Debt Commitment Letter, dated December 20, 2007, between VimpelCom and Merger Sub.*

(b)(3)	$3.5 billion Debt Commitment Letter, dated December 20, 2007 among VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and ABN AMRO Bank N.V., London Branch, Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS (Luxembourg) S.A. as underwriters, and related term sheet.*

(c)(1)	Opinion of Credit Suisse Securities (USA) LLC to the special committee of the board of directors of the Company, dated December 20, 2007(incorporated by reference to Annex I of the Schedule 14D-9 filed by the Company on January 18, 2008, in connection with the Offer).

(c)(2)	Opinion of UBS Limited to the board of directors of VimpelCom, dated December 20, 2007 (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(c)(3)	Presentation of UBS Limited to the board of directors of VimpelCom, dated December 20, 2007.*

(d)(1)	Shareholders Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.7 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(d)(2)	Registration Rights Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.5 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(d)(3)	Registration Rights Agreement by and between the Company and Inure Enterprises Ltd., dates as of February 22, 2007 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on February 27, 2007).

(d)(4)	Confidential Disclosure Agreement between VimpelCom and the Company dated February 7, 2007 (incorporated by reference to Exhibit (e)(4) of the Schedule 14D-9 filed by the Company on January 18, 2008, in connection with the Offer).

(d)(5)	Confidentiality Agreement between VimpelCom and the Company dated October 15, 2007 (incorporated by reference to Exhibit (e)(5) of the Schedule 14D-9 filed by the Company on January 18, 2008, in connection with the Offer).

(d)(6)	Agreement and Plan of Merger dated as of December 21, 2007, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 21, 2007).

(d)(7)	Account Control Agreement, dated as of December 21, 2007, among the Company, Merger Sub, and Citibank, N.A.*

(d)(8)	Security Agreement, between the Company and Merger Sub dated December 21, 2007.*

(d)(9)	Escrow Agreement, by and among Merger Sub, the Company, and Citibank, N.A., dated December 21, 2007.*

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule B of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(g)	None.

(h)	None.

*	Filed as an exhibit to the Schedule TO filed January 18, 2008.

**	Filed as an exhibit to Amendment No. 1 to the Schedule TO filed January 28, 2008.